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SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Rexahn Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

761640 10 1

(CUSIP Number)

Suk Hyung Kwon
Rexgene Biotech Co., Ltd.
1330-13 Wooyoung Venture Building 4F
Seocho-dong, Seocho-gu
Seoul, Korea
011-82-2-587-0019

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 24, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

-----------------------------------------------
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 761640 10 1		Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Rexgene Biotech Co., Ltd. Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea
NUMBER OF SHARES	7	SOLE VOTING POWER 5,648,813
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 5,648,813
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,648,813
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.18%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D
CUSIP No. 761640 10 1		Page 3 of 5 Pages

Explanatory Note:

This Amendment No. 2 (this “Amendment”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) by Rexgene Biotech Co., Ltd., a Korean corporation (“Rexgene”) on May 23, 2005, as amended by Amendment No. 1 to such Schedule 13D filed with the SEC on November 30, 2007.

This Amendment is filed with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of Rexahn Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”), to reflect information required by Rule 13d-2 under the Securities and Exchange Act of 1934, as amended, with respect to Rexgene’s beneficial ownership of the Common Stock.  The Issuer’s principal executive office is located at 9620 Medical Center Drive, Rockville, MD 20850.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented as follows:

The total amount of funds expended by Rexgene to acquire the securities reported herein is $1,000,000.40.  Rexgene funded such purchase out of its working capital on hand.

Item 4.	Purpose of Transaction.

 Item 4 is hereby supplemented as follows:

As previously reported, on November 20, 2007, Rexgene and the Issuer entered into a Securities Purchase Agreement (the “Rexgene Securities Purchase Agreement”).  Pursuant to the Rexgene Securities Purchase Agreement, on December 24, 2007, Rexgene purchased, upon and subject to the terms and conditions stated therein, (i) 714,286 shares of Common Stock and (ii) a warrant (the “Warrant”) to acquire up to 142,857 shares of Common Stock at an exercise price of $1.80 per share, for aggregate cash consideration of $1,000,000.40.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby supplemented as follows:

(a)           Upon the closing under the Rexgene Securities Purchase Agreement, Rexgene acquired (a) 714,286 additional shares of Common Stock, and (b) the Warrant to purchase 142,857 additional shares of Common Stock at any time prior to December 24, 2010 at an exercise price of $1.80 per share.  Upon the closing under the Rexgene Securities Purchase Agreement, Rexgene beneficially owns 5,648,813 shares of Common Stock, including the 142,857 shares of Common Stock subject to purchase upon exercise of the Warrant.  Such shares constitute beneficial ownership by Rexgene of 11.18% of the outstanding Common Stock, based on information relating to the number of shares of Common Stock outstanding on November 23, 2007 as set forth in the Information Statement on Schedule 14C filed by the Issuer on December 4, 2007.

SCHEDULE 13D
CUSIP No. 761640 10 1		Page 4 of 5 Pages

Item 7.	Material to be Filed as Exhibits.

Exhibit 1.
Securities Purchase Agreement, dated as of November 19, 2007, by and between Rexahn Pharmaceuticals, Inc. and Rexgene Biotech Co., Ltd., included as Exhibit 10.4 to the Current Report on Form 8-K of Rexahn Pharmaceuticals, Inc. filed November 21, 2007, is incorporated herein by reference.

Exhibit 2.
Warrant, dated December 24, 2007, issued to Rexgene Biotech Co., Ltd., included as Exhibit 10.7 to the Current Report on Form 8-K of Rexahn Pharmaceuticals, Inc. filed December 26, 2007, is incorporated herein by reference.

Exhibit 3.
Registration Rights Agreement, dated December 24, 2007, among Rexahn Pharmaceuticals, Inc., Rexgene Biotech Co., Ltd. and the several parties thereto, included as Exhibit 10.9 to the Current Report on Form 8-K of Rexahn Pharmaceuticals, Inc. filed December 26, 2007, is incorporated herein by reference.

SCHEDULE 13D
CUSIP No. 761640 10 1		Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: December 24, 2007
	By:	/s/ Suk Hyung Kwon
Name: Suk Hyung Kwon
Title: CEO